UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 13, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD.

Interim Consolidated Financial Statements - unaudited
(Thousands of United States dollars)
For the three months ended March 31, 2009 and 2008

Investor Relations
866-687-6263 Toll Free
www.minefinders.com

MINEFINDERS CORPORATION LTD.
Interim Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2009	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$21,189	$26,018
Receivables (note 4)	2,630	4,266
Inventory (note 5)	18,787	12,494
Prepaid expenses	759	792
	43,365	43,570

Mineral property, plant and equipment (note 6)	222,726	228,252
	$266,091	$271,822

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$9,568	$8,739
Current portion of long-term debt (note 7)	8,000	10,000
	17,568	18,739

Long-term debt (note 7)	116,843	115,364

Asset retirement obligation (note 8)	2,061	1,913

Shareholders’ equity:
Capital stock (note 9)	210,556	210,569
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus (note 9)	18,030	18,053
Deficit	(131,402)	(125,251)
Accumulated other comprehensive income	5,069	5,069
	129,619	135,806

Nature of operations (note 1)
Commitments and contingencies (note 10)

	$266,091	$271,822

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31,	2009	2008

Operating expenses:
Office and administration	$2,308	$2,027
Amortization and accretion of asset retirement obligation	82	140
Exploration	569	1,536
Stock option compensation (note 9)	-	214
Accretion of convertible note discount (note 7)	1,479	1,350
	4,438	5,267

Other items:
Interest on long-term debt	1,547	972
Financing fees	22	25
Foreign exchange loss (gain)	307	(531)
Interest income	(163)	(112)
	1,713	354

Net loss and comprehensive loss for the period	$6,151	$5,621

Loss per share - basic and diluted	$0.10	$0.11

Weighted average shares outstanding	59,007,862	49,543,961

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

			Equity			Accumulated
			portion of			other
		Capital	convertible	Contributed		comprehensive
	Shares	stock	notes	surplus	Deficit	income	Total

Balance, December 31, 2007	49,507,524	$175,817	$27,366	$15,299	$(96,131)	$5,069	$127,420
Exercise of stock options	269,432	3,242	-	(980)	-	-	2,262
Stock-based compensation	-	-	-	3,734	-	-	3,734
Share-based payment	30,000	386	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124	-	-	-	-	31,124
Net loss	-	-	-	-	(29,120)	-	(29,120)

Balance, December 31, 2008	59,006,956	210,569	27,366	18,053	(125,251)	5,069	135,806
Exercise of stock options	2,470	23	-	(23)	-	-	-
Share issue costs	-	(36)	-	-	-	-	(36)
Net loss		-	-	-	(6,151)	-	(6,151)

Balance, March 31, 2009	59,009,426	$210,556	$27,366	$18,030	$(131,402)	$5,069	$129,619

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

Three months ended March 31,	2009	2008

Cash provided by (used in):

Operations:
Net loss for the period	$(6,151)	$(5,621)
Items not involving cash:
Amortization and accretion of asset retirement obligation	82	140
Accretion of convertible notes discount	1,479	1,350
Foreign exchange loss (gain)	90	(521)
Stock option compensation	-	214
Changes in non-cash working capital balances:
Receivables	1,636	(2,773)
Inventory	(6,293)	(320)
Prepaid expenses	33	103
Accounts payable and accrued liabilities	208	457
	(8,916)	(6,971)

Investments:
Purchase of mineral property, plant and equipment, net of sales proceeds	6,375	(15,341)

Financing:
Payment of share issue costs	(36)	-
Issue of common shares	-	341
Drawdown of revolving credit facility	4,500	6,000
Repayment of revolving credit facility	(6,500)	-
	(2,036)	6,341

Effect of exchange rates on cash and cash equivalents	(252)	521

Decrease in cash and cash equivalents	(4,829)	(15,450)

Cash and cash equivalents, beginning of period	26,018	20,935

Cash and cash equivalents, end of period	$21,189	$5,485

Supplementary information:
Interest paid	$780	$15
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	111	-
Stock option compensation deferred to mineral property, plant and equipment	-	260

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has completed the construction of its 100% owned Dolores gold and silver project in Mexico and was in the pre-commercial production phase of operations during the first quarter of 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of presentation:

The unaudited interim consolidated financial statements are stated in thousands of United States Dollars (US dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with preparation of the December 31, 2008 audited annual consolidated financial statements, except as disclosed in note 3 below. The accounting principles in these unaudited interim consolidated financial statements conform, in all material respects, with those generally accepted in the United States (US GAAP) except as disclosed in Note 11.

These unaudited interim consolidated financial statements may not include all information and note disclosures required by Canadian GAAP for annual financial statements, and should be read in conjunction with the December 31, 2008 audited consolidated financial statements.

Certain comparative figures have been reclassified to conform to current presentation.

3.	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the new CICA guidelines of Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the interim consolidated financial statements.

4.	Receivables:

Of the $2,630 in receivables (December 31, 2008 - $4,266), $2,229 (December 31, 2008 - $3,864) is value added tax (VAT) paid in Mexico on goods and services for the construction and commissioning of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

5.	Inventory:

	March 31,	December 31,
	2009	2008

Supplies	$3,840	$3,261
Ore stockpiles	1,582	359
Work in process	13,246	8,465
Finished goods	119	409
	$18,787	$12,494

6.	Mineral property, plant and equipment:

Net carrying costs are as follows:

	Mineral property	Development	Plant and	Accumulated
March 31, 2009	acquisition costs	costs	equipment	amortization	Total
Dolores Mine, Mexico	$9,675	$96,774	$126,404	$(10,667)	$222,186
Northern Sonora, Mexico	327	-	62	(41)	348
Nevada properties, United States	99	-	254	(205)	148
Other	-	-	196	(152)	44
	$10,101	$96,774	$126,916	$(11,065)	$222,726

	Mineral property	Development	Plant and	Accumulated
December 31, 2008	acquisition costs	costs	equipment	amortization	Total
Dolores Mine, Mexico	$9,675	$100,941	$123,515	$(6,422)	$227,709
Northern Sonora, Mexico	327	-	62	(40)	349
Nevada properties, United States	99	-	253	(210)	142
Other	-	-	194	(142)	52
	$10,101	$100,941	$124,024	$(6,814)	$228,252

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

	(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Pre-commercial production of gold and silver at the Dolores Mine commenced during the fourth quarter of 2008.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

6.	Mineral property, plant and equipment (continued):

	(a)	Mexican properties (continued):

(ii) Sonora properties:

The Company has a 100% interest in the mineral rights to 33 mineral concessions totaling 120,000 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

	(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

7.	Long-term debt:

	March 31,	December 31,
	2009	2008
Convertible notes (a)	$66,843	$65,364
Scotia Capital revolving credit facility (b)	58,000	60,000
Balance of long-term debt	124,843	125,364
Less current portion (b)	8,000	10,000

	$116,843	$115,364

(a)	In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the notes is lower than its face value. The $27,366 equity component, representing the fair value of the conversion feature, was determined using the Black-Scholes option pricing model and is net of $993 in issue costs. The assumptions used in calculating the equity component were a risk-free rate of 4.73%, expected term of 62 months and an expected volatility over the term of 55.5%. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

7.	Long-term debt (continued):

	(a)	Continued:

	March 31,	December 31,
Convertible notes, liability component	2009	2008
Balance, beginning of period	$65,364	$59,965
Accretion of debt discount for the period	1,479	5,399
Balance, end of period	$66,843	$65,364
Convertible notes, equity component	$27,366	$27,366

(b) On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term and with repayment at any time. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $240,973 which is comprised of inventories, mineral property, plant and equipment at Dolores.

In October 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10,000 revolving credit facility. The additional facility has a one year term and is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on the type of loan and financial and operational measures), payable according to the quoted rate term and with repayment at any time.

The Company must comply with terms in the amended agreement related to reporting requirements, conduct of business, insurance and notices, and must maintain certain covenants, including gold and silver production targets. There have been no violations of any of the terms of the agreement since inception.

As at March 31, 2009, a total of $58,000 (December 31, 2008 - $60,000) was outstanding on the credit facility.

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2009 to be $2,061 (December 31, 2008 - $1,913). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $5,890, and the commencement of reclamation activities in 14.5 years.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

8.	Asset retirement obligation (continued):

	March 31,	December 31,
	2009	2008
Balance, beginning of period	$1,913	$1,644
Liabilities incurred in the period	111	145
Accretion expense	37	124
	$2,061	$1,913

9.	Shareholders’ equity:

At March 31, 2009 the Company had unlimited authorized common shares and 59,009,426 shares outstanding (December 31, 2008 - 59,006,956). All per share amounts are in Canadian dollars which at March 31, 2009 is equivalent to 0.8007 US dollars.

	(a)	Share purchase warrants:

In December 2008, the Company issued 9,200,000 units at a price of CDN$4.35 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011. Of the 4,600,000 warrants issued as part of the offering, all were outstanding and exercisable at March 31, 2009.

	(b)	Stock options:

The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the quoted market value of the Company’s shares at the date of grant. At March 31, 2009, 1,028,085 shares were available for future grants under the Plan.

		Weighted
	Number	average exercise
	of options	price (CDN$)

Outstanding at December 31, 2007	4,198,000	$9.26
Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	9.30
Exercised - cashless	(10,000)	5.64
Cancelled	(60,000)	11.38

Outstanding at March 31, 2009	3,888,000	$9.28

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

9.	Shareholders’ equity (continued):

	(b)	Stock options (continued):

Of the 10,000 options exercised during the three months ended March 31, 2009, 10,000 vested options were exercised by the holders in exchange for the issue of 2,470 common shares by way of a cashless stock option exercise.

All options granted and outstanding as at March 31, 2009 were fully exercisable on the various grant dates.

At March 31, 2009, the following stock options were outstanding and exercisable.

	Exercise price
Number	(CDN$)	Expiry date

75,000	8.25	May 17, 2009
580,000	8.80	June 14, 2009
283,000	5.64	July 12, 2010
930,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
100,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013
3,888,000

(c)	Stock based compensation:

Compensation expense is determined using the Black-Scholes option pricing model. No options were granted during the period ending March 31, 2009. The Company granted 100,000 options during the period ending March 31, 2008. The weighted average assumptions used in calculating the expense of options granted during the three-month period ended March 31, 2008 were a risk-free rate of 3.43%, volatility of 46.0% and a weighted average expected life of 55 months. The weighted average grant-date fair value of options granted during the three months ended March 31, 2008 was CDN$4.73 per option.

Three months ended March 31,	2009	2008

Compensation expense for the period:
Charged to income	$-	$214
Capitalized to mineral property, plant and equipment	-	260

	$-	$474

Total stock-based compensation was credited to contributed surplus.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

10.	Commitments and contingencies:

At March 31, 2009, the Company had remaining contractual commitments expected to be paid in 2009 of $703 relating to equipment, engineering and construction at the Dolores Mine.

The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $71 over the next year, excluding extensions.

11.	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral properties and start-up activities:

US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the three months ended March 31, 2009 includes sales of $16,098 and cost of sales of $10,932 for the period. In addition, under Canadian GAAP the sales and cost of sales are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

11.	United States generally accepted accounting principles (continued):

	(b)	Convertible notes:

Effective January 1, 2009, for US GAAP purposes, the Company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (FSB APB 14-1). The Company’s convertible notes are within the scope of FSP APB 14-1 and, accordingly, the proceeds from the instrument’s issuance must be allocated between the liability component and the embedded conversion option in a manner that reflects interest cost at the interest rate of similar nonconvertible debt. To allocate the proceeds in this manner, the Company is required to first determine the carrying amount of the liability component based on the fair value of a similar liability (excluding the embedded conversion option). The difference between the proceeds and the fair value of the liability is then ascribed to the embedded conversion option and recognized in equity. The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized as interest cost over the instrument’s expected life using the effective interest method.

FSB APB 14-1 has been retrospectively applied to prior periods for US GAAP purposes. Prior period amounts have been adjusted. As a result, for US GAAP purposes at December 31, 2008, the convertible note liability decreased by $18,215, the equity portion of convertible notes increased by $27,366, the deficit increased by $804, mineral property, plant and equipment increased by $8,921, and deferred financing costs decreased by $574. In addition, the net loss for the three months ended March 31, 2008 decreased by $166.

As a result of the retrospective adoption of FSP APB 14-1, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for convertible notes for the periods presented, except for $1,304 of issue costs, net of amortization, attributable to the liability component of the convertible notes that are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

	(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs as required under SFAS 34, Capitalization of Interest Costs. As a result, mineral property, plant and equipment has been increased by $16,702 and $202 in amortization has been recorded to cost of sales for US GAAP purposes. In addition, under Canadian GAAP interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

11.	United States generally accepted accounting principles (continued):

	(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity. Effective January 1, 2009, for US GAAP purposes, the Company adopted EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5). EITF 07-5 addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative US GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as a derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

EITF 07-5 has been applied to warrants outstanding as of January 1, 2009 with the cumulative effect of adoption recognized as an adjustment to opening retained earnings for US GAAP purposes. Prior period comparative amounts have not been restated. As a result, for US GAAP purposes at January 1, 2009, the deficit increased by $2,745, a derivative liability of $9,034 was recorded and the original warrant amount included in equity of $6,289 was reversed. For the three months ended March 31, 2009, the mark-to-market loss on these share purchase warrants was $10,671 which was recognized in net loss for the three months ended March 31, 2009. The fair value of the warrants is based on the quoted market value of these warrants.

	(e)	Stock option compensation:

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented.

The total intrinsic value of options exercised during the three months ended March 31, 2009 was $15 (2008 - $384). The total intrinsic value and weighted average contractual term of vested options at March 31, 2009 is $2,083 and 2.5 years.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

11.	United States generally accepted accounting principles (continued):

	(f)	The impact of the above on the financial statements for the three months ended March 31 is as follows:

Statements of Operations and Deficit	2009	2008
		(as adjusted -
		note 11(b))

Net loss per Canadian GAAP	$(6,151)	$(5,621)
Adjustments related to:
Sales (a)	16,098	-
Cost of sales, including amortization of $2,527 (a)	(10,932)	-
Capitalized interest and accretion of convertible notes (c)	-	2,322
Mark-to-market loss on warrants (d)	(10,671)	-
	(5,505)	2,322

Net loss and comprehensive loss per US GAAP	$(11,656)	$(3,299)

Net loss per share, basic and diluted	$(0.20)	$(0.07)

Balance Sheets	March 31,	December 31,
	2009	2008
		(as adjusted -
		note 11(b))

Assets per Canadian GAAP	$266,091	$271,822
Adjustments related to:
Mineral property costs (a)	(9,676)	(9,676)
Start-up activities (a)	931	(4,437)
Capitalized interest and accretion of convertible notes (c)	16,702	16,904
Convertible note issue costs (b)	1,304	1,421
	9,261	4,212

Assets per US GAAP	$275,352	$276,034

Liabilities per Canadian GAAP	$136,472	$136,016
Adjustments related to:
Convertible note issue costs (b)	1,304	1,421
Warrants (d)	19,705	-

Liabilities per US GAAP	$157,481	$137,437

Shareholders’ equity per Canadian GAAP	$129,619	$135,806
Adjustments related to:
Mineral property costs (a)	(9,676)	(9,676)
Start-up activities (a)	931	(4,437)
Capitalized interest and accretion of convertible notes (c)	16,702	16,904
Warrants (d)	(19,705)	-
	(11,748)	2,791

Shareholders’ equity per US GAAP	$117,871	$138,597

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

11.	United States generally accepted accounting principles (continued):

	(g)	Income taxes:

The Company accounts for uncertain tax positions using FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2001 through 2008, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

There is no difference between the financial position, results of operations and cash flows under Canadian GAAP and US GAAP from accounting for uncertain tax positions for the periods presented.

	(h)	New accounting pronouncements:

The FASB has issued FASB Statement No. 141(R), Business Combinations (SFAS 141R). SFAS 141R amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. The adoption of this statement had no effect on the consolidated financial statements.

The FASB has issued FASB Statement No.160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No.151 (SFAS 160). SFAS 160 establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, SFAS 160 required non-controlling interests to be classified as a separate component of shareholders’ equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented. The adoption of this standard had no effect on the consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

11.	United States generally accepted accounting principles (continued):

	(h)	New accounting pronouncements (continued):

The FASB has issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 revises disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The Company reviewed the impact of SFAS 161 and has included the required disclosure where applicable.

The FASB has issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107 to require disclosures about fair value of financial instruments for interim reporting periods. It also amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. The adoption of this standard will increase the disclosures required for the interim consolidated financial statements.

Minefinders Corporation Ltd.

Management’s Discussion and Analysis

March 31, 2009

This discussion and analysis is for the three-month period ended March 31, 2009, with comparisons to 2008. Unless otherwise noted, all information is current to May 11, 2009, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the three-month period ended March 31, 2009 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals exploration and mining and commenced first gold and silver production at its flagship wholly-owned Dolores Mine in Mexico in November 2008. The Dolores Mine has a well defined mineral deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit.

The Company also has exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of developing the deposit as a stand-alone operation or in conjunction with other prospects in the same district.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Amex (symbol MFN).

Management’s Discussion & Analysis

The Dolores Mine

The Dolores Mine commenced pre-commercial production of gold and silver in November 2008.

Operating highlights through the first quarter of 2009 to May 11, 2009 include:

•

Achieved commercial production effective May 1, 2009;

•

First quarter pre-commercial production of 14,169 ounces of gold and 282,429 ounces of silver doré; and

•

Commencement of positive cash flow from pre-commercial production at Dolores in February 2009 with first quarter proceeds of $16.098 million from the sale of 13,313 ounces of gold at a realized price of $939 per ounce and 273,381 ounces of silver at a realized price of $13.18 per ounce.

Recent photos of operations at Dolores, including the inauguration event in February 2009, can be viewed at www.minefinders.com in the Dolores Gallery.

First quarter pre-commercial operating costs, net of sales proceeds, have been capitalized to mineral property, plant and equipment. Further information on capital expenditures during the quarter is detailed below under the heading “Capital Expenditures”.

Based on operating results through April 30, 2009, commercial production at the Dolores Mine was achieved effective May 1, 2009. Total pre-commercial ounces produced from first production in late November, 2008 to April 30, 2009 was 24,480 ounces of gold and 479,372 ounces of silver. The grades of ore stacked on the leach pad and the solution grade to the pond continue to increase as mining of the mineral deposit progresses and tonnes under leach increase. The recovery rates of contained gold and silver are at or exceeding expectations. Production of gold and silver is expected to continue to escalate as tonnes and duration of ore under leach increase with steady state production levels expected to be achieved in the fourth quarter of 2009.

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 supporting the updated economics was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

Initial capital and pre-commercial production operating costs estimated in the updated economics totalled $192 million with life of mine sustaining capital costs estimated at $50 million. At March 31, 2009, with construction of the Dolores Mine complete, $222.2 million has been capitalized to mineral property, plant and equipment related to the construction and commissioning of the Dolores Mine. Of this amount, approximately $8 million is non-cash stock-based compensation expense and currency translation adjustments and $9.7 million is capitalized acquisition cost, which are outside the scope of the initial capital estimate. The remainder of the variance is due to delays and associated costs resulting from previously disclosed engineering and construction issues and the intermittent blockades of the Dolores Mine during the second and third quarters of 2008. Pre-commercial production mining and processing expenses, net of associated revenue from gold and silver sales, are included in capitalized mineral property, plant and equipment.  Effective May 1, 2009, with commercial production at Dolores achieved, these costs will be expensed with sales of gold and silver recognized as revenue.

MINEFINDERS CORPORATION LTD.	2

Management’s Discussion & Analysis

Total average cash costs per ounce of gold and ounce of gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed on July 27, 2007 and is available for viewing on SEDAR. The measured and indicated resource, using a 0.4 grams per tonne gold equivalent cutoff, represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The updated in-pit reserve estimation reported by the Company on February 14, 2008 and audited by Gustavson is referred to under “Mine Economics”.  This estimation is the first independently prepared and audited estimation of reserves at Dolores since the KCA report.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserves and an increase of 22.1% in contained silver reserves from the KCA report.

The Company is planning a preliminary assessment to determine the economic benefit of a mill to treat high-grade ore in the open pit, to process additional underground ore and to increase production capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. According to studies, heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from high-grade ore processed through a mill could have a positive impact on the long-term Dolores economics.

Proven and Probable Reserves

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

MINEFINDERS CORPORATION LTD.	3

Management’s Discussion & Analysis

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004.  Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)

Using $600 per ounce gold; $10.00 per ounce silver.

(3)

Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Estimates of measured and indicated resources and inferred resources were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)

0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.

(6)

Based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Gold and Silver Prices

Despite recent volatility, the Company believes that gold and silver prices will continue to benefit from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations.

Gold and silver prices below are published by the London Bullion Market Association:

		Mar 31, 2008	Jun 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009
Gold	End of quarter	933.50	930.25	884.50	869.75	870.50
	Quarter high	1,011.25	946.00	986.00	903.50	989.00
	Quarter low	846.75	853.00	740.75	712.50	810.00
	Average	924.83	896.29	871.60	794.52	905.36
Silver	End of quarter	17.99	17.65	12.96	10.79	11.98
	Quarter high	20.92	18.56	19.30	12.28	14.39
	Quarter low	14.93	16.19	10.66	8.88	10.51
	Average	17.59	17.18	15.09	10.20	12.60

MINEFINDERS CORPORATION LTD.	4

Management’s Discussion & Analysis

Exploration and Development Properties

Exploration in the first quarter was focused on the continued assessment of the viability and projected returns from construction of a mining operation at the Company’s 100% owned La Bolsa Project. Incorporation of drill data from the early 2008 drill program completed at La Bolsa yielded sufficient data for a revised in-house resource estimate for the property. Metallurgical column testing that commenced in mid-2008 has been completed with positive results.  Flora and fauna surveys to be used in any formal environmental assessment approval process have been completed. The Company will continue with preliminary assessment and scoping analyses to determine the overall viability of this project.

Additionally, the Company continued to acquire surface and mineral rights within four project/target areas of the Sierra Madre province of northern Mexico in conjunction with continued reconnaissance, evaluation, and detailed sampling and mapping.  Over 120,000 hectares of mineral rights within Mexico are currently controlled by the Company. The Company has also reviewed other advanced opportunities throughout Mexico, and is negotiating the acquisition of interests in these properties.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 11 to the Financial Statements).

Effective January 1, 2008, the Company adopted guidelines set out in CICA Handbook section 3064 “Goodwill and intangible assets”.  Details of the adoption of this guideline are discussed below and in Note 3 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Quarterly Information

The following table presents our unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

Net loss (000's) for quarters ended	June 30, 2007	Sept 30, 2007	Dec 31, 2007	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009
Loss before the following	3,455	3,406	5,095	3,728	3,294	3,859	4,339	2,981
Stock option compensation	-	4,217	37	214	2,591	-	-	-
Accretion of convertible notes discount	1,186	1,206	1,342	1,350	1,348	1,359	1,342	1,479
Interest on long-term debt	953	967	948	972	1,127	1,342	1,768	1,547
Interest income	(901)	(646)	(442)	(112)	(487)	(46)	(118)	(163)
Foreign exchange (gain) / loss	(4,244)	(914)	(126)	(531)	(214)	250	1,745	307
Net loss	449	8,236	6,854	5,621	7,659	6,764	9,076	6,151
Loss per share – basic and diluted	0.01	0.17	0.14	0.11	0.15	0.14	0.18	0.10

MINEFINDERS CORPORATION LTD.	5

Management’s Discussion & Analysis

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances.  Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter.  The Company was not yet engaged in commercial operations through the first quarter of 2009 and so variances in its quarterly income and losses are not affected by sales or production-related factors.

Operating Activities

The Company recorded a net loss for the first quarter of $6.151 million ($0.10 per share), compared with a net loss of $5.621 million ($0.11 per share) for the first quarter of 2008.

Office and administration expenses in the first quarter increased to $2.308 million in 2009 from $2.027 million in 2008.  This increase is primarily due to the expansion of the corporate and Mexican offices through the transition to commercial production at Dolores which resulted in increased travel, legal and general and administrative costs.

The Company recognized no stock based compensation during the first quarter of 2009.  During 2008, $0.474 million of stock based compensation expense was recognized of which $0.214 million was charged to operations and $0.260 million was capitalized as mineral property, plant and equipment.

Exploration expense decreased to $0.569 million the first quarter from $1.536 million in 2008. Exploration expense in the first quarter included $0.030 million incurred at the Dolores property (2008 - $0.541 million) and $0.539 million incurred primarily at Planchas de Plata, Real Viejo and La Bolsa in Northern Sonora (2008 - $0.995). The declining exploration expenditures at the Dolores property is a result of the focus on construction and commissioning of the Dolores Mine throughout 2008 and the first quarter of 2009.

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance outstanding on the revolving credit facility with Scotia Capital. The Company incurred $1.547 million of interest expense on the convertible notes and revolving credit facility in the first quarter of 2009, an increase from $0.972 million incurred in the first quarter of 2008.  The increase in interest expense was due to a higher average balance outstanding on the credit facility in the first quarter of 2009 as compared to 2008.  The Company also incurred $1.479 million of convertible note discount expense in the first quarter of 2009 compared with $1.350 million in 2008.

Financing fees of $0.022 million relate primarily to the filing of the base shelf prospectus in the fourth quarter of 2008 and the subsequent equity financing. Financing fees of $0.025 million in 2008 relate to the arrangement of a $50 million revolving credit facility.

The Company recorded a foreign exchange loss of $0.307 million in the first quarter of 2009 compared with a foreign exchange gain of $0.531 million in 2008. The foreign exchange loss in the first quarter resulted from the decreasing value of the Canadian dollar and Mexican peso against the US dollar applicable to the Company’s Canadian dollar and Mexican peso denominated cash balances and receivables.

Interest income in the first quarter increased to $0.163 million as compared to $0.112 million in 2008 as a result of a higher average cash balance during the quarter.

MINEFINDERS CORPORATION LTD.	6

Management’s Discussion & Analysis

Capital Resources and Liquidity

Working Capital and Cash Flow

At March 31, 2009, the Company had $21.189 million in cash and cash equivalents (December 31, 2008 - $26.018 million) and net working capital of $25.797 million (December 31, 2008 - $24.831 million).

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”).  The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term and with repayment at any time. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. In the fourth quarter of 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10 million revolving credit facility.  The additional facility has a one year term and is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term and with repayment at any time. At December 31, 2008, $60 million was outstanding on the credit facility. The Company paid down $2.0 million during the first quarter of 2009 and at March 31, 2009 and May 11, 2009, $58 million was outstanding on the credit facility.

The principal source of funds in the first quarter of 2009 was proceeds of $16.098 million from the sale of gold and silver. This amount, net of associated operating costs, was capitalized with $6.375 million in net cash flow from the investment in property, plant and equipment realized during the quarter. In the first quarter of 2008 the principal sources of funds were $0.341 million from the exercise of stock options and $6.000 million drawn from the revolving credit facility.  The effect of foreign currency exchange rates on cash and cash equivalents in the first quarter is a loss of $0.252 million (2008 – gain of $0.521 million).

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange loss and the net changes in non-cash working capital, the cash used by operating activities was $8.916 million in the first quarter. Including $6.375 million in net cash flows from investing activities and cash used in financing activities of $2.036 million, there was a net decrease in the Company’s cash balances of $4.829 million during the quarter after taking into account foreign exchange fluctuations.

Of the $2.630 million in receivables at March 31, 2009, $2.229 million is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities and all outstanding amounts are considered recoverable by the Company. Subsequent to March 31, 2009, VAT of $0.750 million was received by the Company.

With the recent commencement of commercial production at the Dolores Mine, the Company currently meets its cash requirements from the net proceeds from the production and sale of gold and silver, working capital on hand and funds available through its revolving credit facilities. Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets. The poor conditions in the US housing market and credit quality of mortgage backed securities have continued and worsened, causing a loss of confidence in the broader US and global credit and financial markets and resulting in the collapse of, and governmental intervention in, major banks, financial institutions and insurers. This has created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

MINEFINDERS CORPORATION LTD.	7

Management’s Discussion & Analysis

While the Company has been successful in raising funds in the past, and as recently as December 2008, there is no assurance that it will be able to do so in the future. Using debt or equity financings to raise funds necessary to meet future capital requirement could become more difficult or impossible in these current market conditions. In light of this increased uncertainty, management is reviewing planned capital and exploration expenditures, current and expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Capital Expenditures

During the first quarter of 2009, the Company spent $9.723 million on mineral property, plant and equipment primarily in the commissioning of the Dolores Mine and in pre-commercial production operating activities (2008 – expenditures of $15.341 million).  Pre-commercial production sales proceeds for the first quarter were $16.098 million for net $6.375 million received from investing activities at the Dolores Mine. The decrease in expenditures is due to the wind-down and completion of construction activities at the Dolores Mine during 2008 and 2009 and the continuing transition to commercial operations throughout the first quarter of 2009.

Estimated capital expenditures for 2009 total $10.800 million dollars and consist primarily of planned leach pad expansion and dam construction at the Dolores Mine. The Company plans to fund these expenditures with funds in place and available through traditional revolving credit facilities and operating cash flow from the Dolores Mine.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at March 31, 2009 is as follows:

	Payments Due by Period (000's)
Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Dolores project and property payments (1)	1,165	1,165	-	-	-
Long-term debt obligations (2)	98,388	3,826	94,562	-	-
Bank debt (3)	58,000	8,000	50,000	-	-
Operating leases (4)	71	71	-	-	-
Asset retirement obligation (5)	5,890	-	-	-	5,890
Total	163,514	13,062	144,562	-	5,890

(1)

Amounts committed for equipment and development at the Dolores project.

(2)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3)

Revolving  term credit facility.  Does not include payments of interest.

(4)

Includes existing leases without extensions.

(5)

Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

MINEFINDERS CORPORATION LTD.	8

Management’s Discussion & Analysis

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver.

Share Capital Transactions

During the first quarter, 2,470 shares of the Company were issued on the exercise of stock options (2008 – 59,432).   No other significant share capital transactions took place during the first quarter of 2009 or 2008.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance outstanding on the credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk.  Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments.  To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility.  Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time.  The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so.  At March 31, 2009 the Company had $15.502 million in US dollar denominated bank deposits, US$4.344 million in Canadian dollar denominated bank deposits and US$1.343 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility is subject.  The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum.  The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control.  The value of the mineral properties is directly related to the price of gold and silver.

Outstanding Share Data

As at May 11, 2009 there were:

•

59,009,926 common shares issued and outstanding (March 31, 2009 – 59,009,426);

•

3,888,000 stock options outstanding (March 31, 2009 – 3,888,000) with exercise prices ranging between CDN$5.64 and CDN$12.46 per share, all of which are vested; and

•

4,599,500 share purchase warrants outstanding (March 31, 2009 – 4,600,000) with an exercise price of CDN$5.00 per share, all of which are vested.

MINEFINDERS CORPORATION LTD.	9

Management’s Discussion & Analysis

In addition, at May 11, 2009 and March 31, 2009, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the Section 3064, “Goodwill and intangible assets”, which establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets.  Adoption of this standard had no effect on the interim consolidated financial statements.

Refer to Note 3 in the Financial Statements for further discussion of this change in accounting policy.

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the affect of the transition to IFRS on its financial reporting, systems and business activities and ensuring the appropriate personnel resources and training are in place to ensure an efficient transition.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write-down the recorded value of work in process inventory.

MINEFINDERS CORPORATION LTD.	10

Management’s Discussion & Analysis

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost.  Pre-commercial operating costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 7(a) to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is speculative and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

MINEFINDERS CORPORATION LTD.	11

Management’s Discussion & Analysis

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions in the quarter ended March 31, 2009.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's quarter ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

MINEFINDERS CORPORATION LTD.	12

Management’s Discussion & Analysis

Risks and Uncertainties

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 which is incorporated by reference herein and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MINEFINDERS CORPORATION LTD.	13

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Minefinders Corporation Ltd. (the "issuer") for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2  N/A

5.3  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 12, 2009

“Mark H. Bailey”______

Mark H. Bailey

Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Minefinders Corporation Ltd. (the "issuer") for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2  N/A

5.3  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 12, 2009

“Greg D. Smith”______

Greg D. Smith

Chief Financial Officer